亞洲水泥股份有限公司
ASIA CEMENT CORPORATION

31ST FLOOR, TAIPEI METRO TOWER, 207, TUN HWA SOUTH ROAD, SEC. 2, TAIPEI, TAIWAN, R.O.C.
TELEX: [redacted] MENT TAIPEI
FAX NO ... 00

04024600

RULE12G3-2(B)EXEMPTION NO:82-3385

SECURITIES AND EXCHANGE COMMISSION
OFFICE OF INTERNATIONAL CORPORATION
FINANCE ROOM 3094 - STOP 3-6
450 FIFTH STREET, N.W.
WASHINGTON, DC 20549

BANK OF NEW YORK
101 BARCLAY STREET
NEW YORK, NEW YORK 10286
FAX:002-1-212-571-3050

MORGAN STANLEY ASIA (TAIWAN) LTD.
台北市106敦化南路二段207號22樓
TAIPEI, TAIWAN, R.O.C.
FAX:8732-2299
TEL:8732-9000

SBC WARBURG
25F ONE EXCHANGE SQUARE
8 CONNAUGHT PLACE HONG KONG
FAX:002-4471-425-8990

RECEIVED
2004 APR 26 A 11:43
OFFICE OF INTERNATIONAL CORPORATE FINANCE

FAR EASTERN INTERNATIONAL BANK
台北市襄陽路1號5樓
TAIPEI, TAIWAN, R.O.C.
FAX:2361-1339

SUPPL

LONDON STOCK EXCHANGE
COMPANY ANNOUNCEMENT OFFICES
CAPEL COURT OFF-BARTHOLONEW LANE
LONDON EC1N 1HP
FAX:44171-4106827

SUBJECT: ASIA CEMENT CORPARATION ("ACC"; THE "COMPANY")
- RULE 144A GLOBAL DEPOSITARY SHARES ("GDRS")

REFERENCE: ASIA CEMENT'S FILING OF RULE 12G3-2(B) EXEMPTION

APRIL 15, 2004

DEAR SIRS,

Pursuant to Rule 12g3-2(b) exemption requirements, or Rule 144A Global Depositary Receipt Deposit Agreement and Underwriting Agreement dated as of June 16, 1992, please be advised as follows:

1. *the ACC's public announcement of the brief operation report for the month of Feb 2004.*
2. *the ACC's report to Taiwan Stock Exchange regarding sales revenue, guarantee of note payable issued by ACC's affiliates and loans to others for the month of MARCH 2004.*

PROCESSED
APR 28 2004
THOMSON FINANCIAL

dl
4/28

Yours faithfully,

Herman Wang

Herman M. Wang
Assistant Manager of Finance Department
Tel#: 886-2-27378953
Fax#: 886-2-27359797

PUBLIC ANNOUNCEMENT OF ASIA CEMENT CORPORATION

PUBLIC ANNOUNCEMENT OF SALES REVENUE、GUARANTEES OF NOTES PAYABLE ISSUED BY AFFILIATES AND LOANS TO OTHERS IN ,2004.

UNIT:NT$(THOUSAND)

ITEM	MONTH	2004	2003	INCREASE OR (DECREASE)	%
INVOICES AMOUNT	Mar.	798,789	694,203	104,586	15.07%
	Jan. TO Mar.	1,937,228	2,058,521	-121,293	-5.89%
NET SALES AMOUNT	Mar.	904,570	820,460	84,110	10.25%
	Jan. TO Mar.	2,404,880	2,344,954	59,926	2.56%
GUARANTEES OF NOTES	Mar.	5,423,428	5,044,644	378,784	7.51%
GUARANTEES OF NOTES(SUBSIDIARIES)	Mar.	4,492,232	-	-	-

THE BALANCE OF LOAN TO OTHERS AT THE END OF THIS MONTH IS 0 THOUSAND AND OF LAST MONTH IS 0 THOUSAND.

THE UPPER LIMITATION OF LOAN TO OTHERS IS 18,314,603THOUSAND.